AB
3/16

*AB
2/29

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

UNITED STA
SECURITIES AND EXCHANGE
Washington, D.

12011674

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SEC FILE NUMBER
8 - 47758

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDINC 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 North Fair Oaks Avenue
(No. and Street)

Pasadena (City) CA (State) 91103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wetmore (626) 744-2587
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accoun must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

SJ 3/2/12

I, Roger Loar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Clearing Network, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

R. M. Loar 2/8/2012
Signature

President
Title

Notary Public
See attached Acknowledgment

SALAH A. ELTANTAWI
COMM. # 1908424
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES OCT. 16, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISORS CLEARING NETWORK, INC.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Los Angeles

On February 8, 2012 before me, SALAH A. ELTANTAWI,
(Here insert name and title of the officer)

personally appeared ROGER MECHERLE LOAR,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SALAH A. ELTANTAWI
COMM. # 1908424
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES OCT. 16, 2014

Signature of Notary Public

(Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Anual Audited Report
(Title or description of attached document)

form X-17A-5
(Title or description of attached document continued)

Number of Pages 2 Document Date 2/8/2012

N/A
(Additional information)

CAPACITY CLAIMED BY THE SIGNER

☒ Individual (s)
☐ Corporate Officer

____
(Title)

☐ Partner(s)
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Other _______________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

ADVISORS CLEARING NETWORK, INC.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)

CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Advisors Clearing Network, Inc.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)

We have audited the accompanying statement of financial condition of Advisors Clearing Network, Inc. (a wholly owned subsidiary of Vertical Management Systems, Inc.) (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. (a wholly owned subsidiary of Vertical Management Systems, Inc.) as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 24, 2012

ADVISORS CLEARING NETWORK, INC.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)
STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	442,294
Cash segregated under federal regulations		20,000
Deposit with clearing organization		20,000
Accounts receivable		50,775
Prepaid expenses		16,100
	$	549,169
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	23,384
Due to correspondents		142,567
Total liabilities		165,951
Stockholder's equity		
Common stock, $0.01 par value, authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		721,057
Accumulated deficit		(337,849)
Total stockholder's equity		383,218
	$	549,169

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Advisors Clearing Network, Inc. (the "Company") was incorporated in the State of Delaware on September 15, 1994, under the name Life Cycle Mutual Fund Distributors. On April 17, 2003, the Company changed its name to Advisors Clearing Network, Inc. The Company is a registered broker-dealer of securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Vertical Management Systems, Inc. (the "Parent").

The Company's primary business is providing a technology platform for information reporting and commission collecting between broker-dealers and mutual fund companies.

On June 1, 2011, the Company changed its fiscal year end from June 30 to December 31.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2012. Subsequent events have been evaluated through this date.

Cash Equivalents

Cash equivalents include highly liquid investments, such as money market funds, with original maturities of three months or less.

Accounts Receivable

Accounts receivable are stated at face value with no allowance for doubtful accounts. On a periodic basis the company evaluates its accounts receivable based on a history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts is not considered necessary because probable uncollectible amounts are immaterial.

Revenue Recognition from Customers' Securities Transactions

The Company recognizes fee income related to customers' securities transactions on a settlement date basis. GAAP requires the recognition of such income on customers' securities transactions on a trade date basis; however there is no material difference in fee income between trade and settlement dates.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Cash segregated under federal regulations

Cash of $20,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

3. Deposit with clearing organization

The Company is a mutual fund self-clearing broker-dealer and a member of the National Securities Clearing Corporation ("NSCC"). As part of its membership, the Company maintains a clearing deposit of $20,000 with the NSCC. Interest is paid monthly on this cash deposit at the average overnight repurchase rate.

4. Income taxes

The provision for income taxes consists of the following:

Current tax (benefit)		
Federal	$	-
State		800
		800
Deferred tax (benefit)		
Federal		1,332
State		855
		2,187
Change in valuation allowance		(2,187)
		-
Provision for income taxes	$	800

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Federal net operating loss	$	31,140
State net operating loss		14,839
Deferred tax assets before valuation allowance		45,979
Valuation allowance		(45,979)
Net deferred tax assets	$	-

4. Income taxes (continued)

The Company has net operating loss ("NOL") carry-forwards that can be utilized to offset future income for federal and state tax purposes. These NOL's generate a deferred income tax asset. However, the Company has recorded a valuation allowance against this deferred income tax asset as it has been determined that it is more likely than not that the NOL's will not be fully utilized. Should the assumptions regarding the utilization of these NOL's change, the Company may reduce some or all of this valuation allowance, which would result in the recording of a deferred income tax benefit. As of December 31, 2011, the Company has Federal and state operating loss carry forwards of approximately $208,000 and $168,000, respectively, which expire through 2027.

5. Concentrations of revenue and credit risk

For the period July 1, 2011 through December 31, 2011, one customer accounted for 58% of the Company's total fee income. The Company's Parent accounted for all consulting services income for the period July 1, 2011 through December 31, 2011 (see Note 6).

The Company is engaged in brokerage activities in which counter-parties primarily include mutual fund companies, other broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company maintains several bank accounts at financial institutions. The accounts are insured either by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000, or SIPC, up to $500,000. At times during the period July 1, 2011 through December 31, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

6. Related party transactions

The Company shares office space, personnel, and furniture and equipment with the Parent. The Company has an expense sharing agreement with the Parent, whereby the Parent pays certain operating expenses and various equipment costs that benefit the Company. For the period July 1, 2011 through December 31, 2011, the Company paid $4,933 to the Parent under this arrangement.

The Company also paid the Parent $2,447 during the period July 1, 2011 through December 31, 2011 for service bureau fees associated with processing data for the Company's clients.

In addition, the Parent paid the Company $77,500 during the period July 1, 2011 through December 31, 2011 for consulting services the Company provided to the Parent in developing its 401(k) plan record-keeping system.

On June 15, 2011, a Custody Services Agreement (the "Agreement") was formed between the Company and an affiliated company, Retirement Revolution, LLC ("Revolution"), a 401(k) record-keeping company. Per the Agreement, the Company will execute and clear transactions in shares of mutual fund companies and carry any resulting positions for Revolution's 401(k) clients. The Company receives custodial fees for those customers. During the period July 1, 2011 through December 31, 2011, the Company received $438 from Revolution.

6. Related party transactions (continued)

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

7. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was $316,102, which was $66,102 in excess of its minimum requirement of $250,000.